[Letterhead of Child, Van Wagoner and Bradshaw, PLLC]

October 9, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Child, Van Wagoner and Bradshaw, PLLC was previously principal accountant for Blue Star Entertainment Technologies, Inc., (the "Company") and reported on the financial statements of the Company as of and for the years ended June 30, 2011 and 2010. We have read the Company's statements included under item 4.01 of its Form 8-K dated October 12, 2012, and agree with such statements as they pertain to our firm. We have no basis to agree or disagree with other statements contained therein.

Very truly yours,

/s/ Child Van Wagoner and Bradshaw PLLC